MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

November 5, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on October 24, 2012 regarding Post-Effective Amendment No. 33 to the Registrant’s registration statement on Form N-1A. This filing pertains to the registration of one new series of the Registrant, MainStay Cornerstone Growth Fund (the “Fund”).

Comment 1: You asked that we include the contingent deferred sales charge in the Fees and Expenses table.

Response: The contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. Therefore, we believe that including this as a line item in the Fees and Expenses that would be misleading to shareholders. For that reason, the Registrant respectfully declines to make the proposed change.

Comment 2: You asked us to explain why the “Other Expenses” line item in the Fees and Expenses table is higher for Investor Class, Class B, Class C and Class R2 shares.

Response: The difference you noted is due to the larger estimated class specific transfer agency fees and, in the case of Class R2 shares, shareholder service fees.

Comment 3: You asked us to confirm that with regard to the contractual fee waiver footnote we indicate any recoupments in the Fees and Expenses Table.

Response: We confirm that the footnote and tables conform to your comment.

Comment 4: You asked that we clarify what is meant by “primarily” in the Principal Investment Strategies section.

Response: We have added disclosure to the section entitled “More About Investment Strategies and Risk” to indicate that when the discussion states that the Fund invests "primarily" in a certain type or style of investment, this means that under normal circumstances the Fund will invest at least 65% of its assets, in that type or style of investment. This is consistent with the disclosure of the other funds in our complex.

Comment 5: You asked that we confirm that adjustments made to newer share classes in the “Past Performance” section to create historical performance do not result in better performance numbers for those share classes.

Response: We confirm that the adjustments do not result in better performance for those share classes.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao
Sander M. Bieber